OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

August 7, 2015

Via Electronic Transmission

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re: Oppenheimer SteelPath Energy Equity Fund

File Nos.: 333-204627; 811-23061

Dear Ms. Lithotomos:

We thank you and your colleagues (the “Staff”) for your comments, provided by phone on July 30, 2015 and August 6, 2015, to the amended registration statement on Form N-1A (the “Registration Statement”) for Oppenheimer SteelPath Energy Equity Fund (the “Registrant” or the “Fund”) filed on July 10, 2015. We have included each of your comments in italics below, followed by our response. Comments (and their respective comment numbers) referred to below correspond to those provided in your July 1, 2015 comment letter (the “Comment Letter”), which were addressed initially in the Fund’s July 10, 2015 response letter (the “Response Letter”).

Prospectus

Fees and Expenses of the Fund (p. 2)

1.	The Fee Table reflects that the “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” is equal to the Expense Caps on the Fund. In the next 12 months, is the Fund expected to incur any of the miscellaneous expenses discussed in the parenthetical of the following: After discussions with the Fund's Board, the Manager has contractually agreed to waive fees and/or reimburse the Fund for certain expenses in order to limit "Total Annual Operating Expenses after Fee Waiver and/or Expense Reimbursement" (excluding any applicable dividend expense, taxes, interest and fees from borrowing, any subsidiary expenses, brokerage commissions, extraordinary expenses and certain other Fund expenses) to annual rates of 1.55% for Class A shares, 2.30% for Class C shares, 1.80% for Class R shares, 1.30% for Class Y shares and 1.10% for Class I shares, as calculated on the daily net assets of the Fund.

In the next 12 months, the Fund does not expect to incur any of the miscellaneous expenses discussed in the parenthetical. We note that since the Fund is a new fund, expenses are estimated per Item 3 of Form N-1A.

2.	In the next 12 months, does the Fund expect there to be any Acquired Fund Fees and Expenses in excess of 0.01% in connection with investments in other funds?

In the next 12 months, the Fund does not expect there to be any Acquired Fund Fees and Expenses in excess of 0.01% in connection with any investments in other funds. We note that since the Fund is a new fund, expenses are estimated per Item 3 of Form N-1A.

Principal Investment Strategies (pp. 2-3)

3.	In light of your response to our Comment No. 10, regarding deletion of certain disclosure in the SAI that defined Upstream, Midstream, and Downstream companies, please confirm that the Fund still intends to invest in such companies.

We confirm that the Fund still intends to invest in such companies, and note that disclosure concerning such intention is included under “Principal Investment Strategies” in the Prospectus.

Principal Risks (pp. 3-7)

4.	We reissue our Comment No. 12, and ask that you please reconsider that comment and your response to it with respect to deletion of the phrase, “more or” from the last sentence in the paragraph titled “Principal Risks.”

We have made the requested change.

Portfolio Managers

5.	We reissue our Comment No. 16, and ask that you please reconsider that comment and your response to it with respect to providing the date of inception in substitution of the phrase “since inception.”

We will revise the relevant disclosure in the summary section to reflect the following form (or a form substantially similar): “…a portfolio manager of the Fund since [Month/Day/Year] (fund inception).” We believe this change both meets the requirements of Form N-1A and the goal of the Staff’s comment. Thus, we believe the change need not be repeated in the statutory section of the prospectus (i.e., under “Portfolio Manager”).

6.	We reissue our Comment No. 23, and ask that you reconsider it and your response with respect to providing clarification in the trustee table heading “Other Trusteeship/Directorships Held” that the trusteeships/directorships are positions held during the past five years. (We note that the Table states that the principal occupations are positions held during the past 5 years, but it is not clear that this includes Trusteeships/directorships. Please clarify.)

We acknowledge the Staff’s comment and respectfully decline to add the disclosure. As we stated in the Response Letter, we continue to believe that Form N-1A expressly allows for the inclusion of additional information in the SAI beyond what the Form specifically requires. (See General Instruction C.3.(b)). Therefore, we read Form N-1A’s reference to “5 years” to be a minimum amount of information required by it (not an “up to” or “only” requirement).

Directors/trustees often have relevant experience that provides investors with useful information regarding her or his experience, expertise, and understanding of the market and the industry. For example, under a strict 5-year limit on showing experience, shareholders would not know that a certain trustee of the Fund was at one time a trustee of a fund family affiliated with the Oppenheimer funds for almost twenty years; or that another trustee of the Fund was formerly the chair of the board of trustees of a former large, global investment adviser. We believe such information is very useful to investors. Consequently, we do not wish to restrict officers’ and trustees’ relevant information solely to the past 5 years in light of the express allowance of additional information in the SAI.

7.	In the Statement of Assets and Liabilities, please confirm that the amount of $47,000 under the line item “Organizational and initial offering costs” is only for organizational costs.

We confirm that the amount includes organizational and initial offering costs. However, as reflected in Note 2 to the financial statements, because the Manager assumes those costs and has agreed to reimburse the Fund for them, the Fund believes those costs are appropriately reflected in the financial statements. We note that the offering and organizational costs will be paid directly out of the Manager's bank account. However, the Fund normally pays these costs; and it is operationally easier to have the Manager pay those costs directly. The Fund believes it is more accurate to present the financial statements in the manner presented.

General Comments

8.	The Staff reminds the Registrant that it is required to file future Registration Statements in the appropriate manner that allows the Staff to easily view changed disclosure.

We acknowledge the Staff’s comment and are reminded of the requirement.

The Fund hereby represents that should the Staff accept the changes proposed by the Fund, as described above, the Fund will make such changes immediately (if not already made) and reflect them in its definitive prospectus, which will be filed with the Staff under Securities Act Rule 497.

The Fund further acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

212-323-0310

tedwards@ofiglobal.com

Sincerely,

/s/ Taylor V. Edwards

Taylor V. Edwards

Vice President & Senior Counsel

cc:        Arthur S. Gabinet, Esq.

Cynthia Lo Bessette, Esq.

Edward Gizzi, Esq.

Ropes & Gray LLP

Request for Acceleration of Effective Date of

Registration Statement of

Oppenheimer SteelPath Energy Equity Fund

Pursuant to Rule 461 under the Securities Act of 1933, as amended

VIA EDGAR

August 7, 2015

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Oppenheimer SteelPath Energy Equity Fund
Registration Statement on Form N-1A
File Nos. 333-204627 and 811-23061

To the Securities and Exchange Commission:

Oppenheimer SteelPath Energy Equity Fund (“Registrant”) and OppenheimerFunds Distributor, Inc., as general distributor of the Registrant’s shares, hereby respectfully request the acceleration of the Registrant’s above-referenced Registration Statement on Form N-1A to Friday, August 7, 2015, or as soon as possible thereafter.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Oppenheimer SteelPath Energy Equity Fund

By:	/s/ Arthur S. Gabinet
-----------------------------------------------
Arthur S. Gabinet, Secretary and Chief
Legal Officer

OppenheimerFunds Distributor, Inc.

By:	/s/ Janette Aprilante
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Janette Aprilante, Secretary